

August 29, 2008

Room 7010

Randall R. Reed
Chief Financial Officer and Secretary
Microfield Group, Inc.
111 SW Columbia Avenue Suite 480
Portland, Oregon 97201

   **Re: Microfield Group, Inc.**
      **Form 10-K for Fiscal Year Ended December 29, 2007**
      **Form 10-Q for Fiscal Quarter Ended March 29, 2008**
      **File No. 000-26226**

Dear Mr. Reed:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,


       Terence O'Brien
       Branch Chief